

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2013

Via E-mail
Srinivasan Venkatakrishnan
Chief Executive Officer
AngloGold Ashanti Limited
76 Jeppe Street
Newtown, Johannesburg, 2001
South Africa

      Re: **AngloGold Ashanti Limited**
             Form 20-F for the Year Ended December 31, 2012
             Filed April 26, 2013
             File No. 001-14846

Dear Mr. Venkatakrishnan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and Mining